Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Updates to Holders of ADRs Regarding Termination of ADR Facility

New York, -- Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group powered by blockchain technology, announced today that the Board of Directors of the Company (the “Board”) approved to reverse the decision on the ADR Ratio Change (as defined below) and maintain the current ADR to ordinary share ratio at 1-to-360 until the cancellation of the ADR facility. Previously, the Board approved the proposals of the share consolidation to the authorized share capital (the “Share Consolidation”) at a ratio of one (1)-for-four hundred (400), with the par value of each ordinary share changed to US$0.004 per ordinary share, a mandatory exchange (the “Mandatory Exchange”) of all the ADRs to ordinary shares at the current ADR exchange ratio, and in connection therewith the Company will simultaneously change the ADR to ordinary share ratio from one (1)-to-three hundred and sixty (360) to one (1)-to-one (1) (the “ADR Ratio Change”). Today, the Board approved to reverse the decision on the ADR Ratio Change because such change will not be necessary for the Company’s efforts on the termination of the ADR facility and Share Consolidation.

In addition, today Citibank, N.A., the depositary (the “Depositary”) of the Company’s American Depositary Receipts (the “ADRs”), distributed to all holders and beneficial owners of the Company’s ADRs a notification (the “Termination Notice”) regarding termination of the Deposit Agreement, dated April 13, 2015, as amended, by and among the Company, the Depositary, and all holders and beneficial owners of the ADRs (the “Deposit Agreement”). The effective date of the termination of the Deposit Agreement will be February 28, 2023 (the “Effective Date”).

As a result of the Mandatory Exchange and Share Consolidation, ADR holders should expect to receive nine-tenths (0.9) of one (1) new ordinary share for every ADR held immediately before the Effective Date but the opening price of the ordinary share post the Share Consolidation and Mandatory Exchange should increase by one-ninth (1/9) of the closing price of the ADRs immediately before the Effective Date.

Below is a copy of the Termination Notice to the ADR holders:

NOTICE OF TERMINATION OF ADR FACILITY

FOR MERCURITY FINTECH HOLDING INC.

To ALL holders AND BENEFICIAL OWNERS of MERCURITY FINTECH HOLDING INC. AMERICAN DEPOSITARY SHARES (“ADSs”).

DEPOSITARY:	CITIBANK, N.A.
COMPANY:	MERCURITY FINTECH HOLDING INC., a corporation incorporated under the laws of the Cayman Islands (the "Company").
DEPOSITED SECURITIES:	Existing fully paid ordinary shares of the Company (the “Shares”).
ADS CUSIP NO:	58936H109.
ADS TICKER:	MFH.
NEW SHARE CUSIP NO.:	58936H208.
NEW SHARE TICKER:	MFH.
ADS(s) to SHARE(s) RATIO UPON TERMINATION:	One (1) ADS to three hundred sixty (360) existing Shares – see explanation below.
ADS(s) TO SHARE(s) RATIO AFTER SHARE CONSOLIDATION:	One (1) ADS to nine-tenths (0.9) of a new Share – see explanation below.
DEPOSIT AGREEMENT:	Deposit Agreement, dated as of April 13, 2015, as amended by Amendment No. 1 to Deposit Agreement, dated as of July 31, 2018, as further amended by Amendment No. 2, dated as of May 19, 2020, and as further amended by Amendment No. 3, dated as of December 9, 2022, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.
TERMINATION DATE:	February 28, 2023.
ADS CANCELLATION CUT-OFF TIME:	5:00 PM (New York time) on February 23, 2023.
BOOKS CLOSURE PERIOD	Beginning February 23, 2023 (5:00 PM New York time) not to be reopened.

CITIBANK, N.A. HEREBY GIVES NOTICE OF THE TERMINATION OF THE AMERICAN DEPOSITARY RECEIPTS FACILITY FOR THE ADSs EFFECTIVE AS OF THE TERMINATION DATE.

Pursuant to Section 6.2 of the Deposit Agreement, the Company has directed the Depositary to terminate the Deposit Agreement and to implement a mandatory exchange of Shares for, and mandatory cancellation of, the ADSs. As a result of the termination of the Company's American Depositary Receipts facility in accordance with the Deposit Agreement, upon the Termination Date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Deposited Securities (the “Mandatory Exchange”) at a rate of three hundred and sixty (360) Shares for each ADS cancelled.

However, the Company has further advised the Depositary that, immediately following the Mandatory Exchange, the Company will undertake a consolidation of the Company’s Shares at a rate of one (1) new Share for every four hundred (400) existing Shares (the “Share Consolidation”). As a result of the Share Consolidation, former ADS holders should expect to receive nine-tenths (0.9) of a new Share for every one (1) ADS previously held.

For further information about the Share Consolidation, please contact the Company or its New York registrar and transfer agent, VStock Transfer, LLC, at 212-828-8436 or info@vstocktransfer.com.

In connection with the Mandatory Exchange the following ADS fee will be payable to the Depositary under the terms of the Deposit Agreement: 5 cents per ADS cancelled. After effectuating the Mandatory Exchange, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the ADRs, the Deposited Securities and the ADSs under the Deposit Agreement.

If you have any questions about the above termination and Mandatory Exchange, please call Citibank, N.A. at 1-877-248-4237.

Citibank, N.A., as Depositary

January 27, 2023

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance, and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began narrowing its focus on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.
Vicky Chueng

Tel: +1(646) 866-7989
Email: mfhfintech@iecapitalusa.com